Mail Stop 3-8


										January 18, 2005

By Facsimile and U.S. Mail


Mr. H. Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
2838 Woodside Street
Dallas, Texas 75204


		RE:	Form S-3/A filed January 14, 2005
			Form 10-Q, for the period ended November 30, 2004
			Filed January 10, 2005


			File No.  1-11727

Dear Mr. Krimbill

	We have reviewed your responses in your letter dated January
14,
2005 and have the following additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No.2 to Form  S-3 filed January 14, 2005

1. Please revise to specifically incorporate by reference both your
Form 8-K`s filed on January 12, 2005 and Form 8-K filed January
10,
2005.  See paragraph (a) of the Instructions to Item 12 of Form S-
3.

Form 10-Q for the period ended October 31, 2004


2. Please disclose the business reasons why you have deposits with derivative counterparties. Additionally, tell us your basis in GAAP for including the changes in deposits paid to derivative counterparties in the operating section of your Consolidated Statement of Cash Flows. We are unclear on why this item does not represent a financing activity. See paragraph 20(d) of SFAS 95.


As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to the undersigned at (202) 942-2905. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief

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January 18, 2005
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